

19003208

SEC

Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

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SEC Mail Processing

FEB 27 2019

Washington, DC

| SEC FILE NUMBER |
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**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bettinger & Leech Financial Corp.**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**600 Palisade Avenue    Suite 21**

(No. and Street)

| **Englewood Cliffs** | **New Jersey** | **07632** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Jerome Davies, CPA, P.C.**

(Name – *if individual, state last, first, middle name*)

| **3605 Sandy Plains Road** | **Marietta** | **Georgia** | **30066** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
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| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richard A. Leech _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bettinger & Leech Financial Corp. _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard A. Leech ; Bettinger & Leech Profit Sharing Plan FBO RA Leech

SEC Mail Processing

FEB 27 2019

Washington, DC

_____
Notary Public

_____
Signature

**President & CEO**
_____
Title

CARLOS DOMINGUEZ
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2404531
MY COMMISSION EXPIRES FEB. 14, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Bettinger & Leech Financial Corp.

<u>Financial Statements</u>

December 31, 2018

## And Report of Independent Registered Public Accounting Firm

**Bettinger & Leech Financial Corp. 600 Palisade Avenue, Ste 21, Englewood Cliffs NJ 07632**



# JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Of Bettinger & Leech Financial Corp.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bettinger & Leech Financial Corp. (the Company) as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bettinger & Leech Financial Corp. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Marietta, Georgia
February 16, 2019

# Bettinger & Leech Financial Corp.

## Statement of Financial Condition

## December 31, 2018

Assets:

| | | |
|---|---|---:|
| Cash | $ | 867 |
| Due from Clearing Broker | | 1,052 |
| Securities Owned (fair value) | | 56,387 |
| Prepaid Expenses | | 3,011 |
| Total Assets | $ | 61,317 |

Liabilities & Stockholders' equity:

| | | |
|---|---|---:|
| Accounts Payable, and Accrued Expenses | $ | 5,847 |
| Stockholders Equity: | | |
| | $ | 55,470 |
| Total Liabilities and Stockholders' Equity | $ | 61,317 |

**The accompanying notes are an integral part of the financial statements**

Bettinger & Leech Financial Corp.

Notes to Financial Statements

December 31, 2018

## 1. ORGANIZATION AND NATURE OF BUSINESS

Bettinger & Leech Financial Corp., the Company, was incorporated in the State of Delaware on July 18, 1983, and was granted a Certificate of Authority to conduct business in the State of New York; and in 1998 was authorized to conduct business in the State of New Jersey when the company moved from New York to New Jersey. The company was formed to engage in securities brokerage activities and has had a customer base which was primarily institutional and has evolved to high net worth individuals over the past 15 years. It is an introducing firm which executes orders primarily in Equities for its customers on an agency basis.

## 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The company is engaged in a single line of business as a securities broker-dealer, which comprises Common and Preferred Stocks, US Government Securities, Municipal Securities, and debt Securities on both an agency and mark up basis.

Use of Estimates
The presentation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes
Beginning on January 1, 2004, Bettinger & Leech Financial Corp. elected to be treated as a Sub-chapter "S" corporation for income tax purposes. All profits and losses of the entity are reflected on the personal income tax returns of the shareholders. As a result, no income taxes are recorded on the accompanying financial statements.

Financial Instruments with Off- Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. There were no unsettled transactions as of December 31, 2018. During 2018, all securities transactions were settled in fulfillment of contractual obligations without incident or exception.

### Due from Clearing Broker

Due from Clearing Broker represents net commissions receivable for transactions executed through the clearing broker on behalf of the Company's clients, and is net of related clearing expenses.

### Subsequent Events

The company evaluated subsequent events through the date the financial statements were issued. The company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

### Recently Adopted Accounting Pronouncements

The FASB has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB 606) adopted January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 Revenue from Contracts with Customers, prescribes a five step process to accomplish this core principle, including:

Identification of the contract with the customer,
Identification of the performance obligation(s) under the contract,
Determination of transaction price,
Allocation of the transaction price to the identified performance obligation(s) and
Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).
Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

## 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Brokerage Commissions. The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date ( the date that the Company fills the trade order by finding and contraction with a counterparty, and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also may receive distribution fees, paid by a fund up front, over time, or upon the investors exit from the fund (a contingent deferred sales charge). The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

## 4. RELATED PARTIES

Management and overhead expenses on the accompanying Statement of Operations, represent a small share of overhead of the shared space and equipment costs; and are reimbursed to an affiliated

company, under common ownership. The total of such expenses for 2018 amounted to $4,800. As of December 31, 2018 the company had no monies due to the affiliate.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2018 the Company had net capital of $48,150, which was $43,150 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

## 6. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset to pay to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical investments.

Level 2 – Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors. These may include the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for the instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2018:

| Description | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets: | | | |
| Common Stock Owned | $56,387 | | |